UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-
16 UNDER THE SECURITIES ACT OF 1934
For the month of July, 2007
Commission File Number: 0-29154
IONA Technologies PLC
(Translation of registrant’s name into English)
The IONA Building
Shelbourne Road, Ballsbridge
Dublin 4, Ireland
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑     Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

FOR IMMEDIATE RELEASE:

Contacts:
David Roy	Rob Morton	Tara Humphreys
Investor Relations	Corporate Communications	Corporate Communications
(781) 902-8033	(781) 902-8139	(353) 1-637 2146
david.roy@iona.com	robert.morton@iona.com	tara.humphreys@iona.com
IONA ANNOUNCES SECOND QUARTER 2007 RESULTS
Revenue grows 12% year-over-year
DUBLIN, Ireland & WALTHAM, Mass. – July 19, 2007 — IONA® Technologies (NASDAQ: IONA), a world leader in distributed service-oriented architecture (SOA) infrastructure solutions for performance-demanding IT environments, today announced results for the second quarter ended June 30, 2007.
Revenue for the second quarter 2007 was $19.8 million, representing an increase of 12% year-over-year. On a U.S. generally accepted accounting principles (GAAP) basis, for the second quarter 2007 IONA reported a net loss of $1.2 million, or ($0.03) per share. Net loss for the quarter includes SFAS 123R share-based compensation expense and amortization of purchased intangible assets of $1.6 million. Excluding $1.4 million of SFAS 123R share-based compensation expense and $200,000 of amortization of purchased intangible assets, net income and earnings per share in the second quarter of 2007 were $0.4 million and $0.01 per share. A complete reconciliation between net loss and earnings per share on a GAAP basis and on a non-GAAP basis is provided in the financial tables at the end of this press release.
Commenting on the second quarter, Peter Zotto, CEO, IONA said, “We expanded IONA’s addressable market by delivering new products developed by IONA as well as those from our recent acquisitions.
We integrated the company’s newly acquired businesses, C24 and LogicBlaze, in the first six months of 2007. We also met evolving customer requirements with the introduction of our new Artix Data Services and Artix Registry/Repository products, signing new customers for both products during the second quarter.
We introduced a new version of our Artix™ advanced SOA infrastructure suite, adding powerful and flexible data services capabilities and delivering increased performance, developer productivity and deployment flexibility.
More recently, we launched the FUSE™ open source family of products, further enhancing the options our customers have for deploying enterprise SOA.”
Bob McBride, CFO, IONA, concluded, “Cash flow from operations, aligned with deliberate and controlled cost expansion, funded our strategic initiatives, driving continued growth. All of this was accomplished while maintaining our cash balance at levels consistent with recent history. We continue to be strongly positioned to deliver sustainable growth and increase shareholder value.”

Highlights
•	Q2 Revenue increased 12% year-over-year

•	Artix Q2 revenue increased 53% year-over-year

•	Second quarter ending cash and marketable securities balance of $52 million

•	Second quarter CORBA revenue decline of just 4% year-over-year

•	Successfully integrated newly acquired businesses C24 and LogicBlaze

•	Launched the FUSE family of open source SOA infrastructure products closely aligned to leading Apache Software Foundation projects

•	Released new version of Artix advanced SOA infrastructure suite, elevating performance, flexibility and developer productivity

•	Signed IONA’s first five Artix Data Services customers, three of which are new to IONA

•	Signed the first customer for the recently introduced Artix Registry/Repository product

•	Announced that both Trenitalia and DZ Bank selected Artix as the foundation for their strategic SOA deployments

•	Recognized by leading industry analyst firm Gartner Inc. as a “visionary” in the Magic Quadrant for Application Infrastructure

•	Recognized by leading industry analyst firm Current Analysis as a tier-1 vendor with positive rating for vision, market perspective and momentum
Looking Forward
The company expects total revenue for Q3 2007 to be in the range of $20.0-$22.0 million. The company expects total expenses for the third quarter 2007, including cost of revenue, operating expenses and the cost of share-based compensation to be in the range of $21.6-$22.1 million. SFAS 123R share-based compensation expense and amortization of purchased intangible assets in the third quarter is expected to be approximately $1.6 million.
Conference Call
IONA will host a conference call today at 10:00 a.m. Eastern Time to discuss the company’s second quarter results. Investors and other interested parties may dial into the call using the toll free number 877-546-1565 or 1-210-839-8792 internationally. This call is being Webcast by CCBN and can be accessed at www.iona.com/investors. The pass code is IONA. Following the conclusion of the call, a rebroadcast will be available at IONA’s Web site (www.iona.com/investors) or by calling 866-415-8415 or 1-203-369-0708 internationally, until August 17, 2007.
About IONA
For more than a decade, IONA® Technologies (NASDAQ: IONA) has been a world leader in delivering high-performance integration solutions for Global 2000 IT environments. IONA pioneered standards-based integration with its CORBA-based Orbix® products. IONA’s Artix™, an advanced SOA infrastructure suite enables customers to leverage service-oriented architecture to streamline and modernize IT environments. The FUSE™ family of open source distributed SOA infrastructure products allows customers to take advantage of the economic benefits associated with the use of open source software.
IONA is headquartered in Dublin, Ireland, with U.S. headquarters in Waltham, Massachusetts and offices worldwide. For additional information about IONA, visit our Web site at http://www.iona.com.
This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements concerning expectations regarding projected total revenue, total expenses, SFAS 123R share-based compensation expense, and amortization of purchased intangible assets for the third quarter of 2007, demand for our products, the adoption of service oriented architectures, future operating performance, and economic and market conditions. The forward-looking statements made are neither promises nor guarantees and are subject to risks and uncertainties that could cause actual results to differ materially from those anticipated or indicated, including risks and uncertainties relating to growth in market demand for service oriented architectures and enterprise service bus software; volume, timing and seasonal patterns of product sales; impact of competitive products and pricing; delays or issues with the development, launch and market acceptance of new and improved products; undetected errors in software; the integration of any future acquisitions; anticipated tax rates; and general economic conditions, including their effect on the acquisition of new accounts and the time required to close sales transactions. For a more detailed discussion of the risks and uncertainties, please refer to our most recent Annual Report on Form 20-F and other periodic reports and registration statements filed with the Securities and Exchange Commission. You should not place undue reliance on any such forward-looking statements in this press release, which are current only as of the date when made. You should not expect that these forward-looking statements will be updated or supplemented as a result of changing circumstances or otherwise, and IONA disavows and disclaims any obligation to do so.
IONA, IONA Technologies, the IONA logo, Orbix, High Performance Integration, Artix, FUSE and Making Software Work Together are trademarks or registered trademarks of IONA Technologies PLC and/or its subsidiaries. CORBA is a trademark or registered trademark of the Object Management Group, Inc. in the United States and other countries. All other trademarks that may appear herein are the property of their respective owners.

IONA Technologies PLC
Condensed Consolidated Statements of Operations
(U.S. dollars in thousands, except per share data)

	Three Months Ended		Six Months Ended
	(Unaudited)		(Unaudited)
	June 30, 2007	June 30, 2006	June 30, 2007	June 30, 2006
Revenue:
Product revenue	$9,880	$8,819	$16,148	$17,024
Service revenue	9,890	8,903	19,204	17,702

Total revenue	19,770	17,722	35,352	34,726

Cost of revenue:
Cost of product revenue	93	85	275	155
Cost of service revenue	3,785	3,301	7,238	6,632

Total cost of revenue	3,878	3,386	7,513	6,787

Gross profit	15,892	14,336	27,839	27,939

Operating expenses:
Research and development	5,088	4,086	9,515	8,088
Sales and marketing	8,283	7,504	16,134	15,094
General and administrative	3,380	3,092	6,506	5,757
Amortization of purchased intangible assets	195	0	251	0

Total operating expenses	16,946	14,682	32,406	28,939

Loss from operations	(1,054)	(346)	(4,567)	(1,000)

Interest income, net	515	459	1,090	827
Net exchange loss	(307)	(35)	(294)	(149)

(Loss) income before provision for income taxes	(846)	78	(3,771)	(322)
Provision for income taxes	366	310	289	531

Net loss	($1,212)	($232)	($4,060)	($853)

Net loss per ordinary share and per ADS
Basic	($0.03)	($0.01)	($0.11)	($0.02)
Diluted	($0.03)	($0.01)	($0.11)	($0.02)

Shares used in computing net loss per ordinary share and per ADS (in thousands)
Basic	36,307	35,563	36,191	35,499
Diluted	36,307	35,563	36,191	35,499
Certain amounts from prior year periods have been reclassified to conform to the current period presentation.

IONA Technologies PLC
Condensed Consolidated Balance Sheets
(U.S. dollars in thousands)

	June 30,	December 31,
	2007	2006 (1)
	(Unaudited)

ASSETS
Current assets:
Cash and cash equivalents	$34,522	$37,569
Restricted cash	295	295
Marketable securities	17,200	16,100
Accounts receivable, net of allowance for doubtful accounts of $609 at June 30, 2007 and $653 at December 31, 2006	13,223	26,484
Prepaid expenses	3,224	1,524
Other assets	217	126

Total current assets	68,681	82,098

Property and equipment, net	2,548	2,859
Goodwill and intangible assets, net	10,560	0
Other non-current assets, net	32	140

Total assets	$81,821	$85,097

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$2,241	$957
Accrued payroll and related expenses	5,199	7,109
Deferred revenue	16,664	20,351
Other accrued liabilities	11,558	10,912

Total current liabilities	35,662	39,329

Long-term deferred revenue	1,723	976
Other non-current liabilities	765	995

Shareholders’ equity:

Ordinary shares	100	99
Additional paid-in capital	505,925	501,992
Accumulated deficit	(462,354)	(458,294)

Total shareholders’ equity	43,671	43,797

Total liabilities and shareholders’ equity	$81,821	$85,097

(1)	The December balance sheet information has been derived from the December 31, 2006 audited consolidated financial statements.

IONA Technologies PLC
Unaudited Reconciliation of Non-GAAP Measures to Comparable GAAP Measures
(U.S. dollars in thousands, except per share data)
We utilize certain non-GAAP financial measures to evaluate our performance and for internal planning and forecasting purposes. We consider these measures important indicators of our success.
We believe the use of non-GAAP measures in addition to GAAP measures is an additional useful method of evaluating our results of operations. These measures should not be considered an alternative to measurements required by United States generally accepted accounting principles (“GAAP”) such as net (loss) income and earnings per share and should not be considered measures of our liquidity. In addition, our non-GAAP financial measures may not be comparable to similar measures reported by other companies.
The following tables reconcile non-GAAP financial measures used in this release to the most comparable GAAP measure for the respective periods.

	Three Months Ended		Six Months Ended
	(Unaudited)		(Unaudited)
	June 30, 2007	June 30, 2006	June 30, 2007	June 30, 2006
Net (loss) income

GAAP net loss	($1,212)	($232)	($4,060)	($853)
Plus:
Share-based compensation	1,423	1,244	2,776	2,683
Amortization of purchased intangible assets	195	0	251	0

Non-GAAP net income (loss)	$406	$1,012	($1,033)	$1,830

Net (loss) income per ordinary share and ADS, diluted

GAAP net loss per ordinary share and per ADS, diluted	($0.03)	($0.01)	($0.11)	($0.02)
Plus:
Share-based compensation	0.03	0.04	0.07	0.07
Amortization of purchased intangible assets	0.01	0.00	0.01	0.00

Non -GAAP net income (loss) per ordinary share and per ADS, diluted	$0.01	$0.03	($0.03)	$0.05

Shares used in computing diluted Non-GAAP net income (loss) per ordinary share and per ADS (in thousands)	37,677	36,171	36,191	35,997

(Loss) income from operations

GAAP (loss) from operations	($1,054)	($346)	($4,567)	($1,000)
Plus:
Share-based compensation	1,423	1,244	2,776	2,683
Amortization of purchased intangible assets	195	0	251	0

Non-GAAP income (loss) from operations	$564	$898	($1,540)	$1,683

Operating margin

GAAP operating margin	(5%)	(2%)	(13%)	(3%)
Plus:
Share-based compensation	7%	7%	8%	8%
Amortization of purchased intangible assets	1%	0%	1%	0%

Non-GAAP operating margin	3%	5%	(4%)	5%

Operating expenses

Non-GAAP total expenses	$19,206	$16,824	$36,892	$33,043
Plus:
Share-based compensation:
Cost of service revenue	201	144	344	295
Research and development	303	282	593	594
Sales and marketing	452	385	906	888
General and administrative	467	433	933	906

Total share-based compensation	1,423	1,244	2,776	2,683

Amortization of purchased intangible assets	195	0	251	0

Total GAAP expenses	$20,824	$18,068	$39,919	$35,726

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

IONA Technologies PLC
Date: July 18, 2007	By:	/s/ Peter M. Zotto
Peter M. Zotto
Chief Executive Officer